K. Michael Carlton

Associate

+1.202.373.6070

michael.carlton@morganlewis.com

July 2, 2018

VIA EDGAR

Ms. Alison T. White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	ETFS Trust; File No. 811-22986

Dear Ms. White:

On behalf of our client, ETFS Trust (the “Registrant”), we are responding to Staff comments we received on June 15, 2018, regarding the Registrant’s preliminary proxy statement that was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 7, 2018. The proxy statement relates to Special Meetings of Shareholders (the “Meetings”) of each series of the Registrant (each, a “Fund”) called for the purpose of soliciting shareholder approval of a new investment advisory agreement, on behalf of each Fund, as well as the election of two Trustees. The Staff’s comments and the Registrant’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Registrant’s proxy statement.

1.	Comment: Please provide us with a copy of the proxy card prior to filing the definitive proxy statement.

Response: The Registrant provided the Staff with a copy of the proxy card on July 2, 2018.

2.	Comment: Per Item 22(b)(15)(i) of Schedule 14A, please include in the proxy statement all information required by Items 407(b)(1) and 407(b)(2) of Regulation S-K.

Response: We have added disclosure to clarify that during the last fiscal year, each Trustee, except Mr. Sievwright, who was appointed as a member of the Board on June 4, 2018, attended at least 75 percent of the aggregate number of meetings of the Board and any Committee of which he was a member. With respect to Item 407(b)(2) of Regulation S-K, the Registrant is neither required to nor does it hold annual meetings of shareholders. Therefore, the Registrant has not adopted a policy regarding the Trustees’ attendance at such meetings. The Registrant confirms that all other information required by Items 407(b)(1) and 407(b)(2) of Regulation S-K will be included in the definitive proxy statement.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Ms. Alison White

July 2, 2018

3.	Comment: Per Item 22(b)(15)(ii)(A) of Schedule 14A, please include in the proxy statement either the procedures to be followed by shareholders that submit candidate recommendations to the Trust’s Nominating Committee or a cross-reference to the relevant procedures in the enclosed Nominating Committee charter as required by Item 407(c)(2)(iv) of Regulation S-K.

Response: We have added Shareholder instructions for the submission of Trustee candidate recommendations to the sections titled “Board Committee: Nominating Committee” and “Submission of Certain Shareholder Proposals.”

4.	Comment: In the second sentence under the section titled “Independent Registered Public Accounting Firm,” please define what constitutes a “reasonable time” with respect to a Shareholder’s advance request that a representative of Cohen & Company, Ltd. (“Cohen”) be present by telephone at the Meeting.

Response: As requested, we have revised the disclosure to define “reasonable time” to mean two business days’ advanced notice.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton

K. Michael Carlton

cc:	W. John McGuire Laura E. Flores